April 10, 1997


Daewoo Electronics Co., Ltd.
c/o Mr. Kwi-Hyen Nam
Mr. Tak-Myung Kang
Mr. Chul Lee
C. P. O. Box 8003
Seoul, Korea

Gentlemen:

I am pleased to send you this letter confirming the agreement between Emerson and Daewoo regarding the sale of Emerson Radio branded video and TV products manufactured by Daewoo for the U.S. market.

I have taken the liberty of outlining below the points of our deal as I understand them. After reading the information below, please sign this letter in the space provided as confirmation of your agreement.

1. Emerson will procure business in the U.S. for Daewoo and the products will be shipped under the Emerson Radio brand name. Wal-Mart will not be included until the license with Orion has ended.

2. Our working groups have agreed to make the Daewoo products listed on the attached Exhibit available for sale to certain U.S. accounts under the Emerson Radio brand name, subject to the procedures set forth in paragraph 6 below.

3. All orders will be written directly to Daewoo which will be responsible for order processing, shipment, credit, collections, and after sale service. Daewoo will also be responsible for returns and returns processing for all products sold under this program, and all sales will be subject to Daewoo's return for credit policy.

4. Daewoo will pay Emerson the commission set forth on the attached Exhibit for Emerson's sales and marketing services. The commissions will be due monthly on invoiced sales of the product to U.S. retailers and payable to Emerson 15 days after each month end. However, the commissions will be calculated on a net sales basis and adjusted to reflect returns in subsequent periods when such returns can be accounted for.


Daewoo Electronics Co., Ltd.
April 10, 1997
Page 2


5. As we agreed, Emerson will be responsible for any commissions it pays to its sales representatives to acquire the business covered by this arrangement.

6. Emerson agrees that it will coordinate with DECA concerning the solicitation of each U.S. account and the pricing and credit terms for that account. Since both Emerson and Daewoo will continue to sell other products in the U.S. market, all decisions as to accounts, including all orders, must be acceptable to both DECA and Emerson, and, to the extent credit terms are applicable, Daewoo Credit Management. All such information shall be held confidential.

7. This agreement shall remain in effect for a 4-year period ending March 31, 2001. Either Emerson or Daewoo may terminate this agreement, in their respective discretions, on 90 days' prior written notice to allow for the closure of inventories and other related matters. However, if this agreement is so terminated, Emerson hereby gives Daewoo authorization to ship all production previously sold by Emerson to the date of termination even though merchandise may be shipped after the agreement has ended. Daewoo will be responsible for paying Emerson its commissions on such shipments.

     In the event any inventory is remaining after the 90 day period, Daewoo shall, subject to Emerson's right to purchase such inventory, have the right to sell such inventory at its discretion. Daewoo shall not pay Emerson its commissions on such sales.

8. Emerson will have, in its discretion, the right to protect the integrity of its trademarks.

9. All matters relative to this agreement including pricing and credit terms will be held in confidence.



Daewoo Electronics Co., Ltd.
April 10, 1997
Page 3



I feel that the working groups of Emerson and DECA have established a fine working relationship and I believe our efforts will be very successful for both companies.

I would like to thank you for your help and patience over the last several weeks.

                              EMERSON RADIO CORP.



                              By:  /s/ Geoffrey P. Jurick
                                   Geoffrey P. Jurick,
                                   Chairman

GPJ/cs

Agreed and Accepted by:



/s/  Tak-Myung Kang                          April 22, 1997
Daewoo Electronics Co., Ltd.                 Date

Tak-Myung Kang
M. Director
VCR Div.